Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

February 14, 2013

Larry Spirgel Assistant Director United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China VantagePoint Acquisition Company Preliminary Proxy Statement on Schedule 14A Filed February 5, 2013 File No. 000-54269

Dear Mr. Spirgel:

China VantagePoint Acquisition Company, a Cayman Islands corporation (the “Company”), is in receipt of the letter issued on February 14, 2013 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on February 5, 2013 (the “Proxy Statement”).

We hereby provide responses to the comments. In order to facilitate the review by the Commission’s staff (the “Staff”) of the Proxy Statement, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Larry Spirgel February 14, 2013 Page 2

General

1.            Please provide an analysis explaining why you believe the proposed changes to your articles of association are not so significant that they constitute the issuance of new securities to current shareholders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities. If you are relying on an exemption for the offer and sale of these securities please identify the exemption and explain the basis for your reliance.

RESPONSE: Although the Company does not agree that the proposed changes to the articles of association constitute a change so significant that they constitute the issuance of new securities, even assuming that they would be so considered, the Company believes that the issuance of such securities would be exempted under Section 3(a)(9) of the Securities Act of 1933, as amended. Under Section 3(a)(9), any security exchanged by the issuer with its existing security holders where no consideration is paid or given directly or indirectly for soliciting such exchange is exempted from the requirements of Section 5 of the Securities Act. In the Company's case, no third party solicitor is being paid to solicit an exchange of securities and the only people receiving the new securities are those people who are holders of the old securities. Based on the foregoing facts, the Company believes that Section 3(a)(9) is applicable.

2.            We note that proposal 2 seeks to amend your articles of association to "not require the Company to comply with Articles 157-163" of your articles of association. Please provide a brief summary of the terms of Articles 157-163. In addition, please provide an analysis explaining why you believe your shareholders should not have an opportunity to vote separately to eliminate each of these articles pursuant to Rule 14a-4(a)(3) of the Securities Exchange Act of 1934.

RESPONSE: Page 18 of the Proxy Statement has been revised in accordance with the Staff's comments. The Company does not believe that shareholders should have the ability to vote separately on each of the Articles specified for two reasons (i) the actual amendment only changes the terms of Article 156 by amending the applicable language to provide that the provisions of Articles 157-163 would no longer apply after a liquidation of the trust account (currently, the language only limits their applicability in the event of a business combination), and (ii) Articles 157-163 are inextricably linked and eliminating only one of such sections without removing the other would render such sections non-sensical.

Article 156 currently reads that the Articles following it apply "during the period commencing upon the adoption of these Articles and terminating upon the consummation of any 'Business Combination'." In order to effectuate the intent of the second proposal, such language is being changed to "during the period commencing upon the adoption of these Articles and terminating upon the earlier of the consummation of any 'Business Combination' and liquidation of the Trust Account pursuant to Article 163." No changes to other Articles are being made to effectuate this change.

Larry Spirgel February 14, 2013 Page 3

In addition, even if the Company were proposing to eliminate all of the Article specified, the Company does not believe that such changes should be presented separately. Articles 157-163 implement the procedures related to the Company being a SPAC and work together to implement those requirements. Eliminating them individually would create non-functioning Articles that the Company would not be able to adhere to. Therefore, it would not be appropriate to present each of the Articles individually for amendment.

Question and Answers About the Proposals, page 1

3.            Please provide a question and answer quantifying the consideration the Subunit holders will receive per Subunit pursuant to the Continued Existence Proposal. In addition, please compare that amount to what each Subunit holder would receive if they reject the Continued Existence Proposal.

RESPONSE: Changes to page 1 of the Proxy Statement have been made in accordance with the Staff's comments.

4.            Please add a question and answer addressing what would happen if your shareholders do not approve the proposals.

RESPONSE: Changes to page 1 of the Proxy Statement have been made in accordance with the Staff's comments.

5.            Please add a question and answer addressing what will happen to the 2,642,856 warrant offering warrants that were issued at the time of your initial public offering if the Continued Existence Proposal is approved.

RESPONSE: Changes to page 3 of the Proxy Statement have been made in accordance with the Staff's comments.

Q: How do the Company's directors and officers intend to vote their shares, page 2

6.            Please clarify whether your directors and officers have purchased any subunits, ordinary shares or warrants in the open market or through privately negotiated transactions after your initial public offering. In addition, please disclose whether your directors and/or officers intend to purchase any subunits, ordinary shares or warrants in the open market or through privately negotiated transactions prior to the special meeting. Please make conforming changes to your disclosure in the first paragraph of the Distribution of the Trust Account section on page 8.

RESPONSE: The disclosure on pages 2 and 8 of the Proxy Statement has been revised to disclose that none of the Company’s directors or officers have purchased any subunits, ordinary shares or warrants in the open market or through privately negotiated transactions since the Company’s initial public offering, nor do they intend to purchase any subunits, ordinary shares or warrants in the open market or through privately negotiated transactions prior to the special meeting.

Larry Spirgel February 14, 2013 Page 4

Q: What interests do the Company's directors and officers have in approval of the proposals, page 2

7.            Please disclose that if these proposals are not approved there will be no distribution from the Trust Account with respect to securities held by your directors and officers, which will expire worthless.

RESPONSE: The disclosure on page 2 of the Proxy Statement has been revised to disclosed that if the proposals are not approved there will be no distribution from the Trust Account with respect to the securities held by the Company’s directors and officers, which will expire worthless.

Q: Since our IPO prospectus said that the Company viewed the provisions…, page 2

8.            Please estimate the aggregate contingent liability associated with the rescission right.

RESPONSE: The disclosure on page 2 of the Proxy Statement has been revised to disclose the estimated aggregate contingent liability associated with the rescission right.

Q: What about the propose acquisition of Black Diamond Holdings LLC, page 3

9.            Please discuss what would happen if you did not terminate your agreement with Black Diamond Holdings.

RESPONSE: The disclosure on page 3 of the Proxy Statement has been revised to disclose what would happen if the Company did not terminate the agreement with Black Diamond Holdings.

Proxy and Proxy Solicitation Costs, page 7

10.          We note that proxies may be solicited in person, by telephone or by other means of communication. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

RESPONSE: The Company hereby confirms that it will file with the Securities and Exchange Commission all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Shares Held by the Company Inside Stockholders, page 9

11.          Please advise what consideration you have given to the applicability of Rule 13e-3 to this proposal. We note your disclosure that you intend to redeem increments of less than 100 Subunits for cash.

RESPONSE: The company does not believe that Rule 13e-3 is applicable to these proposals. Rule 13e-3 is applicable to proposals that would have the effect of causing a company registered under the Securities Exchange Act of 1934, as amended, to be able to terminate its registration under the Exchange Act. However, since the Company has sufficiently few record holders prior to the adoption of the proposals to terminate its registration under the Exchange Act, it will not become eligible to do so based on the adoption of such proposals. In addition, it is the intention of the Company to remain public, as is evidenced by subunit holders receiving ordinary shares if the proposals are adopted.

Larry Spirgel February 14, 2013 Page 5

12.          We note that if the Continued Existence Proposal is approved company insiders will own approximately 96.6% of your outstanding ordinary shares. Please discuss the disadvantages to your public shareholder of holding such a small minority stake in your company, including the risk of a short-form merger and decreased voting rights.

RESPONSE: Changes to page 10 of the Proxy Statement have been made in accordance with the Staff's comments.

Compensatory Arrangements for Board of Directors and Management, page 10

13.          Please provide an estimate of the expenses, if any, incurred by your officers and directors and their respective affiliates in connection with the Black Diamond transaction.

RESPONSE: The disclosure on page 10 of the Proxy Statement has been revised to disclose that none of the Company’s officers and directors or their respective affiliates have incurred any expenses in connection with the Black Diamond transaction.

Annex I

14.          Counsel may not limit reliance on its legal opinion. Please have counsel delete the last sentence of the opinion.

RESPONSE: The opinion has been revised in accordance with the Staff's comments.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner